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                                      UNITED STATES                                  OMB APPROVAL
                            SECURITIES AND EXCHANGE COMMISSION               -------------------------
                                 Washington, D.C. 20549                      OMB Number:   3235-0058
                                                                             Expires: January 31, 2005
                                                                             Estimated average burden
                                       FORM 12b-25                           hours per response .. 2.50
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                              NOTIFICATION OF LATE FILING                          SEC FILE NUMBER
                                                                                       0-14724
(Check One):                                                                 --------------------------
                                                                             --------------------------
 [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q   [ ] Form N-SAR          CUSIP NUMBER
                                                                                   87944M107
     For period ended: December 31, 2001                                     --------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Telemetrix Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

1225 Sage Street
________________________________________________________________________________
Address of principal executive office (Street and number)

Gering, Nebraska  69341  (308) 436-3453
________________________________________________________________________________
City, state and zip code

                         PART II RULE 12b-25(b) AND (c)

The Report indicated above could not be filed without unreasonable effort or expense and the Registrant therefore seeks relief pursuant to Rule 12b-25(b).

     (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;

[ ]  (b)  The subject annual report,  semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed  on or  before  the  15th  calendar  day  following  the
          prescribed  due  date;  or  the  subject   quarterly   report  or
          transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the prescribed due date; and

     (c)  The  accountant's  statement  or other  exhibit  required by Rule
          12b-25(c) has been attached if applicable.  Not Applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

          Due to the time necessary to resolve personnel turnover in corporate management & accounting staff and prior year audit payables, the 10K report could not be completed on schedule. The matter has now resolved itself and the audit will be completed within the requested extension period.

                                     PART IV
                                OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Paul Zolman, Acting CFO              (308)             436-3453
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         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Registrant closed all operations in Canada in September 2001. The results of operations consequently differ significantly from the results reported in the 2000 10K. Registrant estimates the following for the 12 months ended December 31, 2001:

          o    Revenues in 2001 were approximately 213,000 compared with
               approximately 658,000 in 2000.
          o    Operating expenses were approximately 4.2 million compared with approximately 8.9 million in the previous year.
          o    Interest Expense exceeded approximately 1.8 million, primarily to related parties and debenture holders.
          o    Net loss will probably exceed 5.4 million.

         These figures are management's preliminary estimates and might change when Registrant finalizes the financial statements for the period ended December 31, 2001. The Registrants' independent accountants have not audited this data.

                                 Telemetrix Inc.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date:  April 1, 2002            By  /s/ Paul Zolman
    -------------------            ---------------------------------------------
                                    Paul Zolman
                                    Signing for Registrant and
                                    as Acting Chief Financial Officer

          INSTRUCTION:  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).